City National To Be Acquired By
Royal Bank of Canada
Key Messages/Talking Points

On January 22, 2015,City NationalCorporation and Royal Bank of Canada (RBC) announced plans to merge.  RBC has agreed to acquire City National for a combination of cash and stock.  The agreement provides a unique opportunity to leverage City National's high-touch private and business banking platform with RBC's U.S. Wealth Management unit to better serve clients.  RBC is the largest bank in Canada and one of the world's leading financial institutions.

"This combination is a compelling opportunity.  It will deliver significant value to shareholders along with the opportunity to participate in the growth of RBC, which has outperformed its peers and broader market indices over the past 10 years.  It will promote both continuity and growth, enabling our outstanding team of colleagues to maintain and even strengthen City National's value proposition.  It will enhance what we can do for our clients and the communities we serve."

Russell Goldsmith
Chairman and CEO
City National Corporation

"In line with RBC's strategic goals, we believe this combination creates a powerful expansion platform for focused long-term growth in the country which we view as our second home market.  City National serves high-net-worth and commercial client segments in select high-growth markets, and represents a unique opportunity to complement and enhance our existing U.S. businesses and product offering."

Dave McKay
President and CEO
Royal Bank of Canada

Good for City National's Clients and the Communities It Serves

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RBC is a premier financial services company that is renowned for strength and stability.  With a market capitalization of almost $90 billion (USD), it is the largest financial institution in Canada, the 5th largest in North America and the 12th largest in the world (as of December 31, 2014).

➢	The company has assets of $941 billion (CAD) and operates approximately 1,400 offices with 78,000 colleagues in 40 countries.

➢	RBC is one of the highest rated banks in the world: Moody's (Aa3), S&P (AA-1), Fitch (AA), DBRS (AA).

➢	RBC's U.S. Wealth Management unit administers approximately $260 billion (USD) in assets for approximately 340,000 households in the United States.

➢	RBC Capital Markets provides a full suite of products and services to a broad range of industries. RBC Capital Markets is a top 10 investment bank globally.

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The merger will benefit City National's clients and communities.  With additional resources from RBC, City National will be able to further strengthen its capabilities, products, and lending capacity while also further enhancing its safety and soundness.

Good for City National Colleagues

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The combination of these two companies is about continuity and growth, not cost-savings.We do not expect significant job reductions as a result of this acquisition and will continue to add and replace staff as appropriate.

•	Joining forces with RBC will provide continuity and consistency.

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City National's management team is expected to remain in place.  Russell Goldsmith will continue to serve as Chairman and CEO of City National, and he also will be responsible for RBC's U.S. Wealth Management unit.  Chris Warmuth will remain president of City National.

➢	The bank will remain headquartered in Los Angeles and, as a U.S. bank, will be regulated by the OCC and the Federal Reserve, just as it is today.

➢	For now, City National will continue to operate under its current brand. Over time, the company will work with RBC to leverage its brand strength where it makes sense.

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City National will continue its long-standing client strategy and value proposition as America's Premier Private and Business Bank®, and with support from RBC, will grow in its current markets and in selected new ones over time.

Compelling Value for City National Shareholders

•	The acquisition provides compelling value for City National shareholders -- both in the form of cash and as an opportunity to participate as stockholders of RBC.

➢	City National shareholders will receive $5.4 billion, or approximately $93.80 per share.

➢	The purchase price represents a premium of approximately 26 percent to City National's closing share price of $74.57 on January 21, 2015.

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City National shareholders also will receive substantially higher dividend payments.  RBC's dividend yield is approximately 4.0 percent (as of January 20, 2015), compared with City National's yield of 1.7 percent.

A Great Fit and a Unique Opportunity

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This is a great fit.  Both City National and RBC are strong and stable, and both of them have succeeded largely by virtue of their focus, capabilities, diversification, client service, and the caliber of their people.

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RBC approached City National last summer. The Toronto-based company presented a strategic vision to build North America's premier private and business bank – a vision that would benefit greatly from the purchase of a U.S. institution like City National that has a highly successful private and business bank as well as a compatible wealth management business.

Business as Usual for Now

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The combination of City National and RBC is expected to be completed before the end of calendar 2015.Until then, all City National colleagues and clients should continue to conduct business just as they do now.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.Free copies of this document may be obtained as described in the preceding paragraph.